

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2013

Via E-mail
Mr. George E. Rider
Executive Vice President, General Counsel and Secretary
Tallgrass Energy Partners, LP
6640 W. 143rd Street, Suite 200
Overland Park, KS 66223

>   **Re: Tallgrass Energy Partners, LP**
>   **Registration Statement on Form S-1**
>   **Filed March 28, 2013**
>   **File No. 333-187595**

Dear Mr. Rider:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Tallgrass Development, page 4

1. We note your response to comment 10 in our letter dated March 12, 2013 and the fact that pursuant to the omnibus agreement you will have the right of first offer with respect to the Retained Assets. However, it does not appear that Tallgrass Development is under any obligation to offer these assets to you. We further note that it is uncertain when any such assets would be offered to you. Accordingly, we continue to believe that the assets described in this section do not appear to currently be relevant to the operation of your business and should not be described in detail. Please revise to substantially reduce the disclosure pertaining to these assets.

Use of Proceeds, page 65

2. We note the structuring fee and offering expenses have been excluded from your estimated net proceeds. Item 504 of Regulation S-K requires disclosure of the intended use of the "net" proceeds after deducting expenditures associated with the offering. Please explain why these fees and expenses were excluded or revise.

3. Please refer to your response to comments 19, 25 and 31 in our letter dated March 12, 2013, for example, and the disclosure you state was revised. When amending your filings in response to our comments, please ensure the marked copy submitted on Edgar shows all changes from the prior amendment in accordance with Rule 310 of Regulation S-T.

Capitalization, page 66

4. We note your disclosure within Liquidity and Capital Resources on page 119 that you will sweep any cash balances prior to the completion of the offering and make an equity distribution to Tallgrass Operations. Please add a footnote to your table explaining the zero cash balances and the planned distribution. Further, please tell us what consideration was given to SAB Topic 1B.3 regarding this planned equity distribution.

Dilution, page 67

5. We note your response to comment 20 in our letter dated March 12, 2013. You disclose that the pro forma net tangible book value per unit before the offering will be determined based on predecessor historical capital. In this regard, predecessor historical capital of $572 million as disclosed on page F-12 includes intangible assets and does not include, for example, the payment to Tallgrass Development. Please revise to reflect your dilution presentation and calculation in accordance with Item 506 of Regulation S-K.

Our Cash Distribution Policy and Restrictions on Distributions, page 69

Estimated Cash Available for Distribution for the Twelve-Month Period Ending June 30, 2014, page 74

6. We note your response to comment 25 in our letter dated March 12, 2013. You state you are hopeful of being able to market and close the offering prior to May 14, 2013 and that the most relevant forecast is the one that covers the first four quarterly distributions to be made to investors in the offering which will be the distributions for the four quarters ending June 30, 2014. On page 71 you disclose that your first distribution will be adjusted for the period from the closing of the offering through an undisclosed date. If you close the offering prior to May 14, 2013, we assume the first distribution would be adjusted from the date of closing through June 30, 2013 in which case the most relevant forecast would cover the four quarters ended March 31, 2014. If our assumption is not

correct, please explain. Otherwise, please revise your forecast period accordingly and/or your disclosure on page 71 regarding your first distribution.

Assumptions and Considerations, page 77

Pony Express Abandonment Adjustments, page 78

7. We note your response to comment 26 in our letter dated March 12, 2013 and reissue this comment. Please revise to describe this reimbursement in more detail, including whether the Reimbursable Transportation Costs include contracts you execute after the contribution date and before the Pony Express Abandonment and whether you will be entitled to reimbursement if existing customers renew.

Processing Segment Revenues, page 83

8. We note your response to comment 30 in our letter dated March 12, 2013. Please briefly describe the reasons that you believe that the contribution to gross margin from your fee-based contracts is expected to increase to 28% in the 12-month period ending June 30, 2014 from 20% for the year ended December 31, 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 106

9. We note your response to comment 34 in our letter dated March 12, 2013. Please also revise pages 132-133 to indicate that many of the statements under "Key Areas of Operation" are based upon materials provided by Woods Mackenzie.

Notes to Unaudited Pro Forma Financial Data, page F-6

2. Pro Forma Adjustments and Assumptions, page F-6

10. We note your response to comment 44 in our letter dated March 12, 2013. Please revise your pro forma financial information, as well as disclosures throughout the filing, to disclose the final terms of your new credit facility prior to effectiveness including terms of repayment.

Combined Financial Statements, page F-10

11. We note your response to comment 46 in our letter dated March 12, 2013. We also note in response to prior comment 19 you refer to the distribution as a "partial" reimbursement. Please provide us the amount of capital expenditures incurred in connection with the contribution of contributed assets and the amount you expect to reimburse Tallgrass Development. Please tell us whether the reimbursement is entirely

for capital expenditures already incurred or whether a portion is for capital expenditures to be incurred. We may have further comment.

Notes to Combines Financial Statements, page F-15

Note 3. Business Combination, page F-23

12. We note that of the $1.8 billion cash paid by TD to acquire certain assets from KMP, $573.2 million was allocated to TIGT and TMID. This resulted in significant goodwill of approximately $302 million. First, please explain to us how TD determined the allocation of the purchase price to TIGT and TMID; and second, please explain in detail how you determined the allocation among the assets acquired and liabilities assumed, specifically focusing on property, plant and equipment, as it relates to TIGT and TMID. In your response, please advise us of your valuation methodologies. If you used a discounted cash flow approach, tell us your key assumptions such as discount rate(s) and how you determined your weighted average cost of capital if you used that as your discount rate. Please provide in detail the basis for these assumptions. Tell us whether recent sales of similar types of assets were used in any fashion to value or justify derived-valuation approaches. If not, please tell us whether you used replacement cost less a provision for accumulated depreciation as a check on derived-valuations. Lastly, please tell us how you treated this transaction for tax purposes, that is, whether the transaction is being treated as an asset acquisition or otherwise. We may have further comment.

13. We refer you to footnote (a) on page F-25 which indicates pro forma net income includes an adjustment that gives effect to a reduction in net income to reflect additional depreciation expense associated with the increase in the cost of property, plant and equipment resulting from the allocation of the purchase price to the fair value of the assets. However on pages F-24 and in Note 6, page F-27 property, plant and equipment appears to have decreased as a result allocation of the purchase price. In light of the decrease in property, plant and equipment, please explain the additional depreciation expense referred to in footnote (a).

14. With a view towards transparency, please provide separate disclosure of the fair value of the Pony Express assets to be transferred to TEP and reacquired by TD. In this regard, please expand your disclosure within Management's Discussion and Analysis to briefly explain why these assets are not being retained by TD.

Note 6. Property, Plant and Equipment, page F-27

15. Please explain and disclose the decrease in the value of your natural gas pipelines and increase in the value of your processing and treating assets.

Exhibit 23.4 – Consent of Wood Mackenzie

16. Please revise to provide an express consent of Wood Mackenzie consistent with Securities Act Rule 436. Please also revise to delete the numerous conditions that appear to be disclaimers of liability by Wood Mackenzie for information included in your prospectus and attributed to Wood Mackenzie.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Laura L. Tyson